UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

KAYDON CORPORATION

(Names of Subject Company (Issuer))

DUBLIN ACQUISITION SUB INC.

(Name of Filing Persons (Offeror)) a wholly owned subsidiary of)

ATLAS MANAGEMENT, INC.

(Name of Filing Persons (Parent of Offeror))

AKTIEBOLAGET SKF

(Names of Filing Persons (Other Person))

COMMON STOCK, $0.10 PAR VALUE PER SHARE

(Title of Class of Securities)

486587108

(CUSIP Number of Class of Securities)

Dublin Acquisition Sub Inc.

Atlas Management, Inc.

c/o SKF USA Inc.

890 Forty Foot Road

P.O. Box 352

Lansdale, PA 19446

Attention: Timothy D. Gifford

General Counsel and Secretary

Phone: (267) 436-6890

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Kristin Ifft Wells, Esq.

James J. Barnes, Esq.

Reed Smith LLP

Reed Smith Centre

225 Fifth Avenue

Pittsburgh, PA 15222-2716

Phone: (412) 288-3131

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$1,151,238,503.65	$157,028.93

*	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by adding (a) the product of the offer price of $35.50 per share of common stock of Kaydon Corporation (“Kaydon”), par value $0.10 per share, (“Shares”) multiplied by (i) 32,201,071 Shares issued and outstanding (including 289,635 Shares of restricted stock and 93,864 performance shares), plus (ii) 12,417 Shares issuable in respect of accrued and unaccrued dividends on outstanding Kaydon performance shares, plus (iii) 33,283 Kaydon phantom share awards granted under Kaydon’s 1999 Long Term Stock Incentive Plan, 2001 Director Deferred Compensation Plan, 2003 Non-Employee Director’s Equity Plan or 2013 Non-Employee Directors Equity Plan (the “Phantom Shares”) (including 13,813 Kaydon Phantom Shares in respect of dividends accrued and unaccrued on outstanding Kaydon Phantom Shares and deferred board compensation), (b) a cash payment for the 2013 dividends payable in respect of 19,470 Company Phantom Shares of $11,682, and (c) 759,865 Shares issuable pursuant to outstanding options with an exercise price less than $35.50 per share, multiplied by an amount equal to $35.50 minus the weighted average exercise price for such options of $26.99 per share. The calculation of the filing fee is based on information provided by Kaydon Corporation as of September 12, 2013, the most recent practicable date.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2013, issued August 31, 2012, is calculated by multiplying the Transaction Valuation by 0.0001364.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $157,028.93	Filing Party: Dublin Acquisition Sub Inc., Atlas Management, Inc., Aktiebolaget SKF
Form or Registration No.: Schedule TO	Date Filed: September 16, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No.1 (“Amendment No.1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on September 16, 2013 by Dublin Acquisition Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Atlas Management, Inc., a Delaware corporation (“Parent”), an indirect wholly owned subsidiary of Aktiebolaget SKF, a Swedish corporation (“AB SKF”), for all of the outstanding shares of common stock, par value $0.10 per share, of Kaydon Corporation, a Delaware corporation (“Kaydon”), at a price of $35.50 per share, net to the seller thereof in cash, without interest and less any required withholding taxes, and on the other terms and conditions set forth in the Offer to Purchase dated September 16, 2013 (the “Offer to Purchase”) and in the related Letter of Transmittal, which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

The information in the Schedule TO is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 1. Capitalized terms used in this Amendment No. 1 without definition shall have the meanings specified in the Schedule TO.

Item 1.	Summary Term Sheet.

In the Offer to Purchase under “Summary Term Sheet,” the last sentence of each first paragraph following the questions “Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?” and “What is the ‘Top-Up Option’ and when will it be exercised?” is hereby replaced in its entirety with the following:

“Whether the Merger is effected pursuant to Section 251(h) or Section 253 of the DGCL, or approved pursuant to Section 228 of the DGCL, stockholders of the Company that do not tender their Shares in the Offer (i) will not be required to vote on the Merger, (ii) will be entitled to appraisal by the Delaware Court of Chancery of the fair value of their Shares if they comply with the procedures for exercising appraisal rights under Section 262 of the DGCL and (iii) will be entitled to receive the same cash consideration for their Shares as was payable in the Offer if they fail to validly exercise appraisal rights under Delaware law.”

In the Offer to Purchase, the last sentence of the second to last paragraph of Section 1 – “Terms of the Offer,” is also replaced in its entirety with the foregoing text.

Item 4.	Terms of the Transaction.

The Offer to Purchase is hereby amended by adding the underlined text to the second sentence of Section 17 – “Appraisal Rights”:

“However, if the Merger is consummated (whether effected pursuant to either Section 251(h) or Section 253 of the DGCL, or approved pursuant to Section 228 of the DGCL), each holder of Shares (that did not tender such Shares in the Offer) at the Effective Time who complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value…”

The Offer to Purchase is hereby amended by replacing in its entirety the fifth paragraph of Section 17 – “Appraisal Rights” with the following text:

“The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law or a statement of the procedures to be followed by stockholders desiring to exercise such appraisal rights and is qualified in its entirety by reference to Section 262 of the DGCL, the full text of which is set forth in Schedule II hereto, which stockholders are encouraged to read for a more complete discussion, and other applicable law. Any stockholder who considers demanding appraisal is advised to consult legal counsel. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law, including generally a notification to the Surviving Corporation within 20 days of the mailing of the appraisal rights notice. Failure to comply with the procedures set forth in Section 262 of the DGCL will result in the loss of appraisal rights. If a stockholder withdraws or loses the right to appraisal, such stockholder will be entitled to receive only the Per Share Merger Consideration.”

The Offer to Purchase is hereby amended by adding Schedule II – Section 262 of the Delaware General Corporation Law, immediately following Schedule I. The text of Schedule II follows this Amendment No. 1.

Item 4 of the Schedule TO is amended and supplemented to incorporate by reference the information set forth in the Offer to Purchase in Section 17 – “Appraisal Rights” and “Schedule II – Section 262 of the Delaware General Corporation Law”.

Item 7.	Source and Amount of Funds or Other Consideration.

(d) Borrowed Funds. The first paragraph of the Offer to Purchase under Section 9 – “Source and Amount of Funds” beginning on page 16 and continuing to page 17 is hereby amended by deleting the last sentence. The following language is hereby inserted as the second paragraph of this section:

AB SKF will obtain such funds from cash on hand and/or borrowings under its existing general purpose revolving credit facility with Nordea Bank AB. The credit facility terminates on July 12, 2017, has an aggregate maximum principal amount of SEK 3.0 billion (approximately $466.5 million), accrues interest at a rate of STIBOR plus a margin of 1.2% and certain mandatory costs, if any, and does not provide for utilization fees. As of the date of this Amendment to the Offer to Purchase, the credit facility is undrawn. The credit facility has a commitment fee, calculated quarterly, of 30% of the margin on any undrawn portion of the credit facility. The credit facility contains customary representations and warranties and contains a number of events of default for, among other things, failure to pay principal or interest, breaches of representations, warranties and covenants and various events relating to cross defaults and the bankruptcy or insolvency of AB SKF. The credit facility is not secured and does not contain financial maintenance covenants, but does contain certain customary affirmative and negative covenants including limits on AB SKF’s ability to create liens on assets.

Item 11.	Additional Information.

The Schedule TO is hereby amended and supplemented by adding the following to Section (a)(2) of Item 11:

“At 11:59 p.m. Eastern time on September 24, 2013, the HSR Act waiting period with respect to the Offer and Merger expired. Accordingly, the condition to the Offer that any waiting period under the HSR Act shall have expired or been terminated has been satisfied. However, this does not fully satisfy the Antitrust Condition, as there remain non-U.S. governmental authorities that must approve or clear the Offer and the Merger in order to meet this condition.”

In addition, the paragraph following the caption “Certain Litigation” in Section 16 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by inserting the following at the end of such paragraph:

“We refer to the putative class action captioned as Macomber v. Kaydon Corporation, et al., as the “Macomber Action.” On September 23, 2013, the plaintiff in the Macomber Action filed an amended complaint adding allegations, among other things that the Schedule 14D-9 failed to disclose all material facts regarding the proposed transaction to Kaydon’s stockholders. In addition, on September 25, 2013, the court in the Macomber Action entered an ex parte order granting plaintiff limited expedited discovery and setting a schedule for plaintiff to make a motion for a preliminary injunction, with oral argument on the anticipated motion scheduled for October 9, 2013.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(b)(1) Revolving Credit Facility Agreement between Aktibolaget SKF (publ) as Borrower and Nordea Bank AB (publ) as Lender, dated July 12, 2010.

SCHEDULE II

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or

§ 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with

§ 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares.

Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease.

Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2013

DUBLIN ACQUISITION SUB INC.

By:	/s/ Timothy D. Gifford
Name:	Timothy D. Gifford
Title:	Senior VP and General Counsel

ATLAS MANAGEMENT, INC.

By:	/s/ Brian J. Duffy
Name:	Brian J. Duffy
Title:	President

AKTIEBOLAGET SKF

By:	/s/ Carina Bergfelt
Name:	Carina Bergfelt
Title:	General Counsel and Senior Vice President

By:	/s/ Henrik Lange
Name:	Henrik Lange
Title:	Senior Executive Vice President and Chief Financial Officer

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated September 16, 2013

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*	Summary Advertisement as published in the Wall Street Journal on September 16, 2013

(a)(5)(A)*	Press Release issued by Aktiebolaget SKF on September 5, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Atlas Management, Inc. with the Securities and Exchange Commission on
September 5, 2013)

(a)(5)(B)*	Press Release issued by Kaydon Corporation on September 5, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Atlas Management, Inc. with the Securities and Exchange Commission on
September 5, 2013)

(a)(5)(C)*	Transcript of Investor Conference held by Aktiebolaget SKF on September 5, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Atlas Management, Inc. with the Securities and Exchange Commission on September 6, 2013)

(a)(5)(D)*	Excerpted quotes of Tom Johnstone, President and Chief Executive Officer of Aktiebolaget SKF, from article in Dagens Industri, dated September 6, 2013 and translated from Swedish (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Atlas Management, Inc. with the Securities and Exchange Commission on
September 6, 2013)

(a)(5)(E)*	Slides excerpted from Investor Presentation Slideshow given by Tom Johnstone, President and Chief Executive Officer of AB SKF, on September 10, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Atlas Management, Inc. with the Securities and Exchange Commission on September 10, 2013)

(a)(5)(F)*	Press Release issued by Aktiebolaget SKF on September 16, 2013

(b)(1)	Revolving Credit Facility Agreement between Aktibolaget SKF (publ) as Borrower and Nordea Bank AB (publ) as Lender, dated July 12, 2010.

(d)(1)*	Agreement and Plan of Merger, dated September 5, 2013, by and among Atlas Management, Inc., Dublin Acquisition Sub Inc. and Kaydon Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Kaydon Corporation with the Securities and Exchange Commission on September 5, 2013)

(d)(2)*	Confidentiality Agreement, dated October 16, 2012, between Kaydon Corporation and Aktiebolaget SKF

(d)(3)*	Guaranty and Performance Agreement, dated September 5, 2013, by and between Aktiebolaget SKF and Kaydon Corporation

(g)	None

(h)	None

*	Previously filed.